Exhibit 99.2

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

June 10, 2015	NR 06 - 2015

Avrupa announces AGM results and updates website with Slivovo results

Avrupa Minerals Ltd. (AVU:TSXV) shareholders approved all the resolutions put before them at the Company’s Annual General Meeting (the “AGM”) held on June 3, 2015 at Vancouver, BC.

At the AGM, shareholders voted in favour of resolutions to:

1)

re-elect Paul Kuhn, Paul Dircksen, Ross Stringer, and Mark T. Brown as directors for the ensuing year;

2)

re-appoint DeVisser Gray LLP as the Company’s auditors for the ensuing year;

3)

authorize the directors to fix the auditor’s remuneration and;

4)

approve the Company’s Stock Option Plan.

Following the AGM, the Board of Directors reappointed Mr. Paul Kuhn as CEO and Ms. Winnie Wong as CFO of the Company. The Company’s audit committee is comprised of Messrs. Stringer, Dircksen and Brown.

The Board of Directors would like to thank the shareholders for their ongoing support.

Slivovo information available on the Website

Avrupa has now posted the latest Peshter Gossan drill results, announced on May 28, 2015, on the Avrupa website www.avrupaminerals.com under Projects/Kosovo/Slivovo-gossan.  In addition, the Company has also posted explanatory geological maps and schematic drill sections to assist in understanding the results.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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